FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Supplement for the month of March 2003.

Commission File Number: 1-31416

NISSIN CO., LTD.

(Translation of registrant’s name into English)

Shinjuku L-Tower 15F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo 163-1555
Japan

(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  X  Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      No  X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISSIN CO., LTD.

Date: March 31, 2003	By:	/s/ Hitoshi Higaki Hitoshi Higaki Managing Director

Press Release Regarding Sale of Shares
Notice of Repurchase of Shares Dated Mar 11, 2003
Notice of Repurchase of Shares Dated Mar 17, 2003
Organizational Changes and Reassignment Officers
Monthly Data for February 2003

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press Release, dated March 11, 2003, Regarding Sale of Shares of Future Create Inc.
2.	Notice, dated March 11, 2003, of Repurchase of Shares from the Market (Repurchase of Shares Pursuant to the Provisions of Article 210 of the Commercial Code of Japan)
3.	Notice, dated March 17, 2003, of Repurchase of Shares from the Market (Repurchase of Shares Pursuant to the Provisions of Article 210 of the Commercial Code of Japan)
4.	Notice, dated March 31, 2003, of Organizational Changes and Reassignment of Officers
5.	Monthly Data for February 2003